SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

J.C. Penney Company, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

708160106

(CUSIP Number)

Joseph Macnow
Executive Vice President - Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

September 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons Vornado Realty Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,400,000 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,400,000 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,400,000 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.1% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/OO (real estate investment trust)

Page 2 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons Vornado Realty L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,400,000 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,400,000 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,400,000 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.1% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/PN

Page 3 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons VNO Fashion LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,184,610 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,184,610 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,184,610 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.8% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

Page 4 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons VSPS I L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,990 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.2% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

Page 5 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons Two Penn Plaza REIT, INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 767,808 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 767,808 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 767,808 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.3% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/CO

Page 6 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons Two Penn Plaza REIT JP Fashion LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 767,808 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 767,808 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 767,808 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.3% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

Page 7 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons CESC H Street LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 831,792 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 831,792 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 831,792 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/OO (limited liability company)

Page 8 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons H Street Building Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 831,792 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 831,792 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 831,792 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/CO

Page 9 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons H Street JP Fashion LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 831,792 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 831,792 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 831,792 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

Page 10 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons Vornado RTR, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 799,800 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 799,800 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 799,800 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/CO

Page 11 of 19 Pages

CUSIP No. 708160106

1	Names of Reporting Persons PCJ I Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 799,800 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 799,800 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 799,800 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) CO

Page 12 of 19 Pages

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed by Vornado Realty Trust, a Maryland real estate investment trust, Vornado Realty L.P., a Delaware limited partnership, VNO Fashion LLC, a Delaware limited liability company, and VSPS I L.L.C., a Delaware limited liability company, with the Securities and Exchange Commission on October 8, 2010 and amended on November 10, 2010, January 25, 2011, February 9, 2011, February 25, 2011, September 19, 2011, October 9, 2012 and March 5, 2013 (as so amended, the “Schedule 13D”), relating to the common stock, par value $.50 per share (the “Common Shares”), of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

    Item 2 of the Schedule 13D is hereby amended and supplemented by replacing Schedule I thereto with Schedule I hereto.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

      On September 13, 2013, Steven Roth, Chairman of the Board and Chief Executive Officer of Vornado Realty Trust, resigned from the board of directors of the Issuer.

        At a recent conference, Joseph Macnow, Executive Vice President – Finance and Chief Administrative Officer of Vornado Realty Trust, stated that the Reporting Persons currently expect to exit their investment in the Issuer in the not-too-distant future.  The Reporting Persons intend to review their investments in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of Common Shares, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) and (b)     See the rows numbered 7, 8, 9, 10, 11 and 13 on each of the cover pages to this Amendment, which are incorporated in this Item 5 by reference.  As of September 13, 2013, the Reporting Persons beneficially owned an aggregate of 13,400,000 Common Shares, which includes Common Shares underlying the Forward Transaction and which represents approximately 6.1% of the outstanding Common Shares.  The percentages of outstanding Common Shares disclosed as of September 13, 2013 in this Schedule 13D are calculated based on 220,564,447 Common Shares outstanding as of September 6, 2013 as reported on the cover of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2013.

Page 13 of 19 Pages

SCHEDULE I

The following is a list of trustees and executive officers of Vornado Realty Trust, their residence or business address, their present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted. All of the individuals listed below are citizens of the United States.

Name	Residence or Business Address	Present Principal Occupation or Employment

Steven Roth (Trustee of Vornado)	Vornado Realty Trust 888 Seventh Avenue New York, New York 10019
Chairman of the Board and Chief Executive Officer of Vornado, 888 Seventh Avenue, New York, New York 10019; Managing General Partner of Interstate Properties (“Interstate”), an owner of shopping centers and an investor in securities and partnerships, c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019; Chief Executive Officer of Alexander’s Inc. since March 1995, a Director since 1989, and Chairman since May 2004, c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Candace K. Beinecke (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Chairperson of Hughes Hubbard & Reed LLP, One Battery Park Plaza New York, New York 10004-1482.

Michael D. Fascitelli (Trustee of Vornado)	Vornado Realty Trust (see address above)	Trustee of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Robert P. Kogod (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	President of Charles E. Smith Management LLC, a private investment firm, 2345 Crystal Dr. Ste. 1101, Arlington, VA 22202 (11th Floor).

Michael Lynne (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Principal of Unique Features, a motion picture company, 888 Seventh Avenue, New York, New York 10019 (Suite 1601).

David M. Mandelbaum (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Member of the law firm of Mandelbaum & Mandelbaum, P.C., 80 Main Street, West Orange, New Jersey 07052; a general partner of Interstate (see details above).

Ronald G. Targan (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	President of Malt Products Corporation of New Jersey, a producer of malt syrup, 88 Market Street, Saddle Brook, New Jersey 07663.

Daniel R. Tisch (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Managing Member of TowerView LLC, a private investment partnership, 500 Park Avenue, New York, New York 10022.

Richard R. West (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Dean Emeritus, Leonard N. Stern School of Business, New York University, Henry Kaufman Management Center, 44 West Fourth Street, New York, New York 10012.

Russell B. Wight, Jr. (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	A general partner of Interstate (see details above).

Michael J. Franco	Vornado Realty Trust (see address above)	Executive Vice President--- Co-Head of Acquisitions and Capital Markets of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

David R. Greenbaum	Vornado Realty Trust (see address above)	President of the New York Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Joseph Macnow	Vornado Realty Trust (see address above)	Executive Vice President---Finance and Chief Administrative Officer of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Page 14 of 19 Pages

Robert Minutoli	Vornado Realty Trust (see address above)	Executive Vice President---Retail of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Mitchell N. Schear	Vornado Realty Trust (see address above)	President of Vornado/Charles E. Smith L.P. (Washington, DC division) of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Wendy Silverstein	Vornado Realty Trust (see address above)	Executive Vice President---Co-Head of Acquisitions and Capital Markets of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Stephen Theriot	Vornado Realty Trust (see address above)	Chief Financial Officer of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Page 15 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2013

VORNADO REALTY TRUST
By:	/s/ JOSEPH MACNOW
	Name:	Joseph Macnow
	Title:	Executive Vice President –Finance and Administration, Chief Financial Officer

VORNADO REALTY L.P.
By:	Vornado Realty Trust, its general partner
	By:	/s/ JOSEPH MACNOW
		Name:	Joseph Macnow
		Title:	Executive Vice President –Finance and Administration, Chief Financial Officer

VNO FASHION LLC
By:	Vornado Realty L.P., its sole member
	By:	Vornado Realty Trust, its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance and Administration, Chief Financial Officer

VSPS I L.L.C.
By:	Vornado Realty L.P., its sole member
	By:	Vornado Realty Trust, its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance and Administration, Chief Financial Officer

Page 16 of 19 Pages

Two Penn Plaza REIT, INC.
By:	Vornado Realty L.P., its controlling shareholder
	By:	Vornado Realty Trust, its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance and Administration, Chief Financial Officer

Two Penn Plaza REIT JP Fashion LLC
By:	Two Penn Plaza REIT, INC., its sole member
	By:	Vornado Realty Trust, its controlling shareholder
		By:	Vornado Realty Trust, its general partner
			By:	/s/ JOSEPH MACNOW
				Name:	Joseph Macnow
				Title:	Executive Vice President – Finance and Administration, Chief Financial Officer

CESC H Street LLC
By:	Vornado Realty L.P., its sole member
	By:	Vornado Realty Trust, its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance and Administration, Chief Financial Officer

Page 17 of 19 Pages

H Street Building Corporation
By:	CESC H Street LLC, its controlling shareholder
	By:	Vornado Realty L.P., its sole member
		By:	Vornado Realty Trust, its general partner
			By:	/s/ JOSEPH MACNOW
				Name:	Joseph Macnow
				Title:	Executive Vice President – Finance and Administration, Chief Financial Officer

H Street JP Fashion LLC
By:	H Street Building Corporation, its sole member
	By:	CESC H Street LLC, its controlling shareholder
		By:	Vornado Realty L.P., its sole member
			By:	Vornado Realty Trust, its general partner
				By:	/s/ JOSEPH MACNOW
					Name:	Joseph Macnow
					Title:	Executive Vice President – Finance and Administration, Chief Financial Officer

Vornado RTR, Inc.
By:	Vornado Realty L.P., its sole shareholder
	By:	Vornado Realty Trust, its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance and Administration, Chief Financial Officer

Page 18 of 19 Pages

PCJ I Inc.
By:	Vornado RTR, Inc., its sole shareholder
	By:	Vornado Realty L.P., its sole shareholder
		By:	Vornado Realty Trust, its general partner
			By:	/s/ JOSEPH MACNOW
				Name:	Joseph Macnow
				Title:	Executive Vice President – Finance and Administration, Chief Financial Officer

Page 19 of 19 Pages